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                 April 6, 2022

       Benjamin Mossman
       Chief Executive Officer and President
       Rise Gold Corp.
       Suite 650 - 669 Howe Street
       Vancouver, BC V6C 0B4
       Canada

                                                        Re: Rise Gold Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 30,
2022
                                                            File No. 333-263964

       Dear Mr. Mossman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff
       Attorney, at (202) 551-3763 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              J. Brad Wiggins, Esq.